February 6, 2007

Mr. Arthur Viola
Chief Executive Officer
Infe-Human Resources, Inc.
67 Wall Street
New York, New York 10005

Re: Infe-Human Resources, Inc.
Form 10-KSB for fiscal year ended November 30, 2005
Filed on February 28, 2006
Form 10-QSB for fiscal quarter ended May 31, 2006
Filed July 24, 2006
Forms 8-K
Filed March 13, 2006 and June 2, 2006
File No. 0-50374

Dear Mr. Viola:

We have reviewed your above referenced filings and have the following comments. The following comments are based on comments outstanding from our review of your Form SB-2 filed February 3, 2006 and related amendments. Should you choose not to continue with such registration statement, the following financial statement comments must still be addressed. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for fiscal year ended November 30, 2005

Management's Discussion and Analysis or Plan of Operation

Liquidity and Capital Resources, page 13

1.   Your disclosure on page 14 indicates that your net increase in cash of $1,189,694 is "from operations." Please revise to reflect the fact that this is the total increase in cash and cash equivalents for the year, from all sources.

Financial Statements and Notes

Report of Independent Registered Public Accounting Firm, page F-1

2.   In conjunction with our review of your SB-2, you revised your financial statements in an amendment. Please tell us how your independent accountants considered updating their Independent Auditors Report with an updated opinion date or a dual-dated report in relation to the restatement. Refer to AU Section 530 and 561.

Consolidated Statements of Cash Flows, page F-6

3.   Please tell us why you have included equity financing costs on convertible notes payable as an investing activity based on the guidance in paragraphs 15 through 20 of SFAS 95.

Note 2 – Summary of Significant Accounting Policies, page F-9

Financing Fees, page F-10

4.   Please disclose here and in your May 31, 2006 Form 10-QSB the method you use to amortize the deferred financing costs. Please also revise your financial statements to amortize the deferred financing costs using the effective interest method as required by paragraphs 15 and 16 of APB 21. If the straight-line method approximates the effective interest method, then please revise to disclose this fact.

Revenue and Cost Recognition, page F-10

5.   Please expand your disclosure of your revenue and cost recognition policy to include a discussion of your various revenue streams, as detailed in your business section beginning on page 21 of your Form SB-2 Amendment #3, and related

costs, including your method of recognizing revenue for each such revenue stream.

(Loss) Per Share of Common Stock, page F-12

6.   Please tell why you have not disclosed the shares issuable upon conversion of the convertible notes payable disclosed in Note 7 on page F-14 as potentially dilutive shares, or revise accordingly. Refer to paragraph 40(c) of SFAS 128.

Note 4 – Investments, page F-13

7.   Please revise to include the disclosures required by paragraphs 19 – 22 of SFAS 115. Please provide these same disclosures for the interim period ending May 31, 2006 in your Form 10-QSB. In addition, please clarify for us how the sale of your available-for-sale securities during both the year ended November 30, 2005 and the six months ended May 31, 2006 did not result in a reclassification adjustment out of accumulated other comprehensive income (loss).

Note 7 – Convertible Notes Payable, page F-14

8.   Please expand your disclosure to include the same level of detail as your SB-2 Amendment #3. In addition, please revise to also disclose (1) the terms under which the additional $1.0 million in convertible notes and 600,000 warrants will be issued, as disclosed on page 12 and 15 of your SB-2 Amendment #3, and (2) the terms of the call provision and the circumstances in which you may exercise your right under the call provision.

9.   Please revise your disclosure to include the number of warrants outstanding, date of issuance, period of exercise, the cashless exercise feature of the warrants and any other terms you deem relevant for all common stock warrants, including the common stock warrants to purchase 400,000 shares of common stock issued to intermediaries as disclosed on page 28. Also include a discussion of all warrants issuable but not outstanding.

10.   Please discuss in sufficient detail the registration rights agreement in the footnotes and clearly outline its requirements and the related damages that may be incurred. Discuss the amount of damages incurred to date, if any, the potential amount of damages possible under the contract, whether any cap exists to limit such damages, and the details of your option to settle such damages in shares. Your disclosure should also include a discussion of the damages associated with the failure to have sufficient authorized and reserved shares for conversion, failure to have a registration statement become effective or failure to maintain effectiveness and any other liquidated damage provisions.

11.   We note from your disclosure on page 14 of your SB-2 Amendment #3 that you have failed to comply with certain terms of the convertible debentures which could lead to an assessment of liquidated damages. Please revise your disclosure here, if applicable, and in your interim financial statements to summarize each of the instances in which you have failed to comply with the terms of your convertible debenture agreement. In this regard, please disclose the amount of such damages as well as the amount accrued in the accompanying financial statements and specify the line items where such damages have been or will be reported.

12.   We note that the convertible notes are convertible into shares of your common stock at a conversion price equal to 50% of the average low market price of your common stock during the twenty days prior to the conversion. In this regard, the value of the shares is fixed at $4.0 million, based on the principal balance outstanding as of May 31, 2006, which is equal to 200% of the face value of the notes, $2.0 million. It appears that the debt instrument contains an embedded put option. Please tell us what consideration you gave to SFAS 133 Implementation Issue B16 and paragraphs 12 and 13 of SFAS 133 when determining the proper accounting treatment for this feature in your convertible debt instrument.

13.   Notwithstanding our comment above, please provide us with a detailed analysis of your evaluation of each of the criteria in paragraphs 12 through 32 of EITF 00-19 in evaluating whether the conversion features of the convertible notes payable are embedded derivatives that should be bifurcated and accounted for at fair value under SFAS 133.

14.   Please tell us how you evaluated the guidance in paragraphs 12 and 61(d) of SFAS 133 in determining whether the call option referenced in Section 5.1 of the Callable Secured Convertible Note Agreement meets the definition of an embedded derivative requiring bifurcation from the host contract. Refer also to Statement 133 Implementation Issue No. B16. Please note that if the hybrid instrument contains more than one embedded derivative feature that would individually warrant separate accounting as a derivative under paragraph 12, those

embedded derivative features must be bundled together as a single, compound embedded derivative that would then be bifurcated and accounted for separately from the host contract under SFAS 133. Refer to Statement 133 Implementation Issue No. B15. In your response, please provide details of how you evaluated the referenced literature, as well as any other authoritative accounting literature you deemed relevant.

15.   We noted from your response dated August 1, 2006 to comment 62 on your Form SB-2 that you valued the warrants in accordance with EITF 00-27. We wish to remind you that APB 14 governs the accounting for convertible debt issued with stock purchase warrants and EITF 00-27 governs the accounting associated with conversion features. Please disclose how you accounted for the warrants issued to the holders of the convertible notes and to your intermediaries. Specifically, tell us how you considered whether these warrants should be accounted for as derivative liabilities, with changes in fair value recorded in earnings, in accordance with SFAS 133. It appears that these warrants meet the criteria of a derivative set forth in paragraph 6 of SFAS 133 and thus the criteria in paragraphs 12-32 of EITF 00-19 must be evaluated to determine if the warrants meet the paragraph 11(a) scope exception of SFAS 133. We note that the warrants issued are also subject to the same registration rights agreement noted above for the convertible debentures. In addition, we note the company does not appear to have sufficient authorized and unissued shares available to settle the contract after considering the outstanding convertible debentures. If the company has insufficient authorized shares to satisfy these contracts, it appears the warrants should be treated as a liability given the guidance in paragraph 19 of EITF 00-19. Please advise.

16.   Please revise your disclosure to include the assumptions used to determine the fair value associated with the common stock purchase warrants issued to the holders of the convertible notes and to your intermediaries. In determining the fair value, please explain your basis for using a volatility assumption of 15.36%. Refer to the guidance in paragraphs A31 – A34 in SFAS 123(R) in estimating expected volatility.

17.   Notwithstanding the above additional comments, if you have determined that there are no embedded derivatives requiring bifurcation from the debt instrument, please tell us how you have accounted for the beneficial conversion feature since it appears that the debt instrument is convertible into your common stock at a 50% discount to the average trading price of your common stock at the time of conversion. Refer to EITF 98-5 and EITF 00-27. Please provide a detailed analysis of your evaluation of this and any other accounting literature you deemed relevant in your response. Please note that this comment is in relation to the conversion feature of the debt rather than the warrants.

Item 8A. Controls and Procedures, page 21

18.   Pursuant to Item 307 of Regulation S-B, revise to disclose the conclusions of your
        chief executive officer and chief financial officer regarding the effectiveness of
        your disclosure controls and procedures as of the end of the period covered by the
        report. In this regard, please tell us how your certifying officers have
        reconsidered the effect on the adequacy of your disclosure controls and
        procedures as of the end of the period covered by the affected Form 10-KSB and
        Forms 10-QSB in light of the material errors and material weaknesses you have
        disclosed in your registration statement on Form SB-2 filed August 1, 2006.
        Please make conforming revisions to the disclosure in your Form 10-QSB for the
        quarter ended February 28, 2006.

Exhibit 31.1

19.   Please revise paragraph one of the certification to refer to the "annual report"
        rather than to the "quarterly report."

Form 10-QSB for fiscal quarter ended May 31, 2006

Condensed Consolidated Balance Sheet, page F-1

20.   Please revise your financial statements or tell us your basis in accounting for
        capitalizing organizational costs. Refer to SOP 98-5.

Condensed Consolidated Comprehensive Income (Unaudited), page F-3

21.   Please revise to reflect net loss as a component of total comprehensive income.
        Refer to paragraph 22 and appendix B of SFAS 130.

Condensed Consolidated Statements of Cash Flows, page F-4

22.   Please revise your statement of cash flows to include realized gains on the sale of
        available-for-sale securities as an adjustment to reported net loss in arriving at
        cash used in operating activities.

23.   We note that you have included the change in your deposits balance as an
        adjustment to arrive at cash flows used in operations for the six months ended
        May 31, 2006. We also note from your disclosure in Note 5 on page F-10 that
        such deposits relate primarily to deposits for planned business acquisitions.
        Please revise to classify the portion of the change in this balance related to your

planned business acquisitions as a component of cash used in investing activities. Refer to paragraph 17(c) of SFAS 95.

24.   We note that your statement of cash flows includes outflows from investing activities of $691,773 for the acquisition of businesses. Please tell us how this amount relates to the $300,000 paid for Monarch and the $110,000 cash payment made for Express, as disclosed at page 22 of your SB-2 Amendment #3. Also, please tell us whether you acquired any cash in these acquisitions and, if so, how such amounts are reflected in the statement of cash flows.

Note 2 – Summary of Significant Accounting Policies, page F-6

25.   Please revise to disclose your accounting with respect to goodwill and intangible assets including how you allocate the cost of an acquisition to assets acquired and liabilities assumed. In this regard, please also disclose the types of intangibles that meet the criteria in paragraph 39 of SFAS 141 for recognition apart from goodwill and how you determine the fair value of such intangibles. In addition, please disclose your impairment policy related to goodwill, identifiable indefinite-lived intangible assets and identifiable definite-lived intangible assets. Refer to SFAS 142 and SFAS 144. Finally, please tell us how you considered whether to include such a discussion in your critical accounting estimate section in MD&A.

Financing Fees, page F-6

26.   Please explain how you arrived at $35,000 in amortization expense related to financing fees for the six months ended May 31, 2006. For instance, we note from your response dated August 1, 2006 to our prior comment 56 on your Form SB-2 that you amortize such fees on a straight-line basis over the three-year term of the convertible debt agreement. In addition, please tell us where you have reflected the interest expense related to the amortization in your condensed consolidated statement of operations.

Note 4 – Investments, page F-9

27.   Please revise your footnote to include a discussion of the six month period in addition to the three month period ended May 31, 2006.

Note 5 – Deposits, page F-10

28.   The amount of your deposit on the business acquisition subsequent to period end of $1,026,005, as disclosed here, is inconsistent with the deposit of $950,000 disclosed in Note 14 at page F-12. Please reconcile these disclosures.

Note 6 – Goodwill, page F-10

29.   We note from your disclosure on page 22 of your SB-2 Amendment #3 that you acquired Monarch Human Resources, Inc. on December 20, 2005 and Express Employment Agency Corporation on March 28, 2006. Please revise to include the information required by paragraphs 51 through 58 of SFAS 141, as applicable.

30.   Please provide us with a detailed explanation of how you allocated the costs of the acquired entities to any tangible assets, intangible assets and goodwill, as we note it appears the majority of the purchase price was allocated to goodwill. Refer to paragraphs 35 through 46 of SFAS 141. In your response, please include an analysis of how you considered the value of the warrants issued to Monarch's shareholders in determining the cost of the Monarch acquisition. Refer to paragraphs 20-23 of SFAS 141.

31.   Please also disclose the terms and conditions of any contingent consideration involved in these acquisitions, such as the contingencies disclosed on page 23 of your SB-2 Amendment #3, and how you will account for such consideration when paid. In your response, please tell us how you considered the guidance in EITF 95-8 in determining the appropriate accounting. Please also tell us whether Mr. Ludin Pierre is required to provide service or remain employed by the Company as a condition to receive this contingent consideration.

32.   Please revise to include the disclosures required by paragraphs 44 through 47 of SFAS 142, as applicable.

Note 8 – Convertible Notes Payable, page F-10

33.   Please tell us how you have recorded the accrued interest on your 8% convertible notes payable. In this respect, we note that your interest expense for the 6 months ended May 31, 2006 is only $5,776 per the statement of operations on page F-2.

Note 9 – Long-Term Debt, page F-11

34.   Please tell us the date of the loan issued to the former owners of Monarch Human Resources and the purpose of such loan. Also, please tell us if this loan is related to either the $150,000 note from Monarch to Business Staffing or the $100,000 loan from INFe to Monarch, as disclosed in Note D to the Monarch financial statements included as Exhibit 99.1 to your Form 8-K filed March 13, 2006.

Note 12 – Going Concern, page F-12

35.   The information disclosed in this discussion regarding net loss appears inconsistent with the related amounts in the financial statements. Please advise us

or revise accordingly. In addition, please revise your discussion to specify which acquisitions your discussion refers to since you had two acquisitions during the interim period and an additional acquisition of two businesses subsequent to the period end.

Form 8-K filed March 13, 2006

Exhibit 99.1 – Monarch Human Resources Audited Financial Statements

36. Please tell us how you considered providing the financial statements of Business Staffing, Inc. in satisfaction of Rule 310(c) of Regulation S-B. In this respect, we note that Monarch had no operations prior to the Business Staffing acquisition and therefore your acquisition was in substance an acquisition of Business Staffing.

Exhibit 99.2 – Unaudited Pro Forma Consolidated Financial Information

Unaudited Pro Forma Consolidated Balance Sheet, page 2

37. We note that the INFe and Monarch columns in your unaudited pro forma consolidated balance sheet do not agree to the historical financial statements for these entities as included in your 10-KSB and Exhibit 99.1, respectively. Pro forma financial information should begin with historical financial statements of the entities and then include a column, with explanation, of any adjustments to those historical statements that relate to the transaction in arriving at the pro forma amounts. Please revise your pro forma financial information to conform to this format and to include detailed explanations of all pro forma adjustments.

Unaudited Pro Forma Consolidated Statement of Operations, page 3

38. Although we note from the Monarch financial statements in Exhibit 99.1 that Monarch had no operating history through November 30, 2005, we also note that Monarch acquired Business Staffing, Inc. prior to INFe's acquisition of Monarch. Please tell us if Business Staffing had an operating history and, if so, how you considered such operating history in arriving at your pro forma adjustments and in determining the historical amounts to be presented for Monarch. In this respect, please note that the pro forma statement of operations should be presented as if the transaction took place on the first day of the period presented.

Form 8-K filed June 2, 2006

39. It appears that your acquisition of Cosmo and Mazel Temp is material and thus financial statements are required under Item 9.01 of Form 8-K. However, we did not note an amended Form 8-K that included such financial statements. Please tell us how you considered these financial statement requirements and when you

plan to file the required financial statements and pro forma financial information, as required.

*   *   *

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Amanda Jaffe, Staff Accountant, at (202) 551-3473 or undersigned at (202) 551-3780 if you have any questions.

Sincerely,

Linda van Doorn
Senior Assistant Chief
Accountant